UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CORRESPONDENCE

September 12, 2008
Date of Correspondence

Subjex Corporation
(Exact name of small business issuer as specified in its charter)

Minnesota	0-29711	41-1596056
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No)

3245 Hennepin Ave S Suite 1, Minneapolis MN	55408
(Address of principal executive offices)	(Zip Code)

(612) 827-2203

(Small business issuer’s telephone number, including area code)

3245 Hennepin Ave. South Suite 1 Minneapolis Minnesota USA 55408  Phone 612-827-2203 Fax 866-468-4988

Robert Babula
Staff Accountant
Division of Corporation Finance
RE: Subjex Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Form 10-KSB/A for the fiscal year ended December 31, 2007

Dear Mr. Babula

This is the cover letter responding to your requests in your letter dated September 4, 2008.

1. You asked us to provide the management’s report on internal control over financial reporting. We have included this report in the 10ksb/a filing under the heading “MANAGEMENT’S REPORT OF INTERNAL CONTROLS OVER FINANCIAL REPORTING”. In addition, the other requested items are addressed in full.

2. You requested a statement that the annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  This statement is included in the filing under “Conclusions”.

3. Next you requested that we report if there were changes in our internal controls. We addressed this under the second paragraph under “Conclusions” of our filing.

4. We omitted the acknowledgments that were included under item 8A of this filing.

5. Further, the report must be signed in the second signature section by each of the persons specified in C.2 of Form 10-KSB. This has been corrected in this filing.

6. Lastly we revised the certification filed as Exhibit 31.1 to conform to your requests.

Sincerely,
Andrew Hyder

Subjex Corporation (“Company”) acknowledges and confirms that:
•	The “Company” is responsible for the adequacy and accuracy of this disclosure and correspondence.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the small business issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Subjex Corporation
(Small business issuer)

By /s/ Andrew Hyder

(Signature)

Andrew Hyder,
President, Chief Executive Officer and Director
(Chief Financial Officer and Principal Accounting Officer)
September 12, 2008